EXHIBIT 99.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form F-3 (Nos. 333-159955, 333-163063, 333-171203, 333-172655 and 333-177670) and the related prospectuses and Form S-8 (Nos. 333-141525, 333-147805 and 333-165722) of Rosetta Genomics Ltd. of our report dated April 2, 2012 (except for Notes 10.b.9.2 and 14.b, as to which the date is June 25, 2012) with respect to the consolidated financial statements of Rosetta Genomics Ltd. and its subsidiary, included in this Form 6-K.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	Kost Forer Gabbay & Kasierer
June 25, 2012	A Member of Ernst & Young Global